Exhibit 19.1

AQUABOUNTY TECHNOLOGIES, INC.

INSIDER TRADING POLICY

(Adopted April 15, 2014; Reviewed March 4, 2025)

I.Introduction

The purpose of this Insider Trading Policy (this  “Policy”) is to promote compliance with applicable securities laws by AquaBounty Technologies, Inc. (the “Company”) and its subsidiaries and all directors, officers, employees and agents thereof (and members of the forgoing persons’ immediate families and households), in order to preserve the reputation and integrity of the Company, as well as that of all persons affiliated with it.  Questions regarding this  Policy should be directed to the compliance officer of the Company (the “Compliance Officer”), who shall be the Company’s General Counsel or such other individual as may from time to time be designated by the Company’s Board of Directors (the “Board”).

II.Policy

It is the Company’s policy to comply with all applicable federal and state securities laws, including those relating to buying or selling securities in the Company (“Company Securities”).  In the course of conducting the Company’s business, employees or representatives may become aware of material, nonpublic information regarding the Company, its subsidiaries and divisions, or other companies with which we do business (this “material, nonpublic information” is described in Section IV below).  Directors, officers, employees or agents of the Company and their Related Persons (as defined below) may not buy or sell Company Securities, or securities of any other publicly held company, while in possession of material, nonpublic information relating to such company or securities, obtained during the course of employment or other involvement with Company business, even if the decision to buy or sell is not based upon the material, nonpublic information. Please note that the definition of “Related Person” includes certain family members and entities, such as trusts, foundations, limited liability companies or limited partnerships, over which a director, officer or employee has control.

Also, if you have material, nonpublic information, you may not disclose that information to others, even to family members or other employees, except for employees whose job responsibilities require the information.

This Policy will continue to apply to any director, officer, employee or agent whose relationship with the Company terminates as long as the individual possesses material, nonpublic information that he or she obtained in the course of his or her employment or relationship with the Company.

III.Applicability

The general policy stated above applies to all directors, officers, employees and agents of the Company.  In order to ensure compliance with the policy, the Board has adopted the

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following procedures, which apply to directors, officers and certain employees and representatives of the Company and its wholly owned subsidiaries, as specified in Annex A (“Covered Persons”) and their Related Persons (as defined in Section IV.D. below).  The Company has determined that these Covered Persons are likely to have access to material, nonpublic information by virtue of their positions with the Company.  These procedures apply regardless of the dollar amount of the trade or the source of the material, nonpublic information.  Any questions regarding the applicability of this Policy to a specific situation should be referred to the Compliance Officer.

IV.Definition/Explanations

A.Who is an “Insider”?

The concept of “insider” is broad.  Any person who possesses material, nonpublic information is considered an insider as to that information.  Insiders include Company directors, officers, employees, independent contractors and those persons in a special relationship with the Company (e.g., its auditors, consultants or attorneys).  The definition of an insider is transaction specific; that is, an individual is an insider with respect to each material, nonpublic item of which he or she is aware.

B.What is “Material” Information?

The materiality of a fact depends upon the circumstances.  A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where the fact is likely to have a significant effect on the market price of the security.  Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt or equity.  Some examples of material information include:

•information about regulatory approvals, inquiries, or other regulatory matters;

•unpublished financial results;

•news of a pending or proposed company transaction;

•major litigation;

•recapitalizations;

•significant changes in corporate objectives;

•a change in control or a significant change in management;

•news of a significant purchase or sale of assets;

•changes in dividend policies; and

•financial liquidity problems.

The above list is only illustrative and many other types of information may be considered “material” depending on the circumstances.  The materiality of particular information is subject to reassessment on a regular basis.  When in doubt, please contact the Compliance Officer.

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C.What is “Nonpublic” Information?

Information is “nonpublic” if it is not available to the general public.  In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors, such as through a report filed or furnished with the Securities and Exchange Commission (the “SEC”) or through such media as Dow Jones, Reuters Economic Services, The Wall Street Journal, Associated Press, or United Press International.  The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.  In addition, even after a public announcement, a reasonable period of time may need to lapse in order for the market to react to the information. Generally, the passage of two full trading days following release of the information to the public, is a reasonable waiting period before such information is deemed to be public.

Therefore, if an announcement is made before the commencement of trading on a Monday, an employee may trade in Company Securities starting on Wednesday of that week, because two full trading days would have elapsed by then (all of Monday and Tuesday).  If the announcement is made on Monday after trading begins, employees may not trade in Company Securities until Thursday.  If the announcement is made on Friday after trading begins, employees may not trade in Company Securities until Wednesday of the following week.  Note that this restriction is in addition to any other restrictions that apply under this Policy, including the requirement that trades be pre-cleared (see Section V.C. below) and that they occur during specified trading windows (see Section V.I. below).

D.Who is a “Related Person”?

For purposes of this Policy, a “Related Person” includes (1) your spouse, minor children and anyone else living in your household, (2) partnerships in which you are a general partner, (3) corporations in which you either singly or together with other “Related Persons” own a controlling interest, (4) trusts of which you are a trustee, settlor or beneficiary, (5) estates of which you are an executor or beneficiary, or (6) any other group or entity where the insider has or shares with others the power to decide whether to buy Company Securities.  Although a person’s parent, child or sibling may not be considered a Related Person (unless living in the same household), a parent or sibling may be a “tippee” for securities laws purposes.  See Section V.D. below for a discussion on the prohibition on “tipping.”

V.Guidelines

A.Non-disclosure of Material, Nonpublic Information

Material, nonpublic information must not be disclosed to anyone, except the designated persons within the Company or certain third-party agents of the Company (such as investment banking advisors or outside legal counsel) whose positions require them to know it, until such information has been publicly released by the Company.

B.Prohibited Trading in Company Securities

No Covered Persons or their Related Persons may place a purchase or sale order or recommend that another person place a purchase or sale order in Company Securities (including

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initial elections, changes in elections or reallocation of funds relating to 401(k) plan accounts) outside of a trading window (see Section V.I. below) or when he or she has possession of material, nonpublic information.  Options may be exercised at any time, but any sale of the shares of Company common stock received upon exercising options (including a “cashless exercise”) remains subject to the provisions of this Policy, including those relating to trading windows and not trading when in possession of material, non-public information. In addition, in some circumstances the Company’s directors and officers may be prohibited from trading in the Company Securities during any period when certain participants or beneficiaries of individual account plan (such as some pension fund plans) maintained by the Company are subject to a temporary trading suspension in Company Securities.

C.Pre-Clearance

If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight.  Therefore, Covered Persons must obtain prior clearance from the Company’s Chief Financial Officer, or his designee, before he, she, or any of his or her Related Persons makes any purchases or sales of Company Securities.  If the Chief Financial Officer desires to purchase or sell Company Securities, he or she must obtain prior clearance from the Chair of the Audit Committee of the Company’s Board of Directors.  An exercise of a stock option need not be pre-cleared if such exercise does not involve the sale of any Company Securities, such as a sale of Company Securities to finance a broker-assisted “cashless” exercise.  Pre-clearance may only be obtained by submitting the Pre-Trading Clearance and Certification Form attached hereto as Annex B.  Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under the federal or state securities laws and regulations.  Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction.  Clearance of a transaction is valid only for a 48-hour period.  If the transaction order is not placed within that 48-hour period, clearance of the transaction must be re-requested.  If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

D.“Tipping” Information to Others

Insiders may be liable for communicating or tipping material, nonpublic information to any third party (“tippee”), not limited to just Related Persons.  Further, insider trading violations are not limited to trading or tipping by insiders.  Persons other than insiders also can be liable for insider trading, including tippees who trade on material, nonpublic information tipped to them and individuals who trade on material, nonpublic information which has been misappropriated.  Tippees inherit an insider’s duties and are liable for trading on material, nonpublic information illegally tipped to them by an insider.  Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade.  In other words, a tippee’s liability for insider trading is no different from that of an insider.  Tippees can obtain material, nonpublic information by receiving overt tips from others or through, among other things, conversations at social, business or other gatherings.  Therefore, it is the Company’s policy that Covered Persons are required to keep completely and strictly confidential all nonpublic information relating to the Company.

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E.Avoid Speculation

All Employees, Directors, and Officers and their Related Persons may not trade in options, warrants, puts and calls or similar instruments on Company Securities or sell Company Securities “short.”  In addition, Covered Persons and their Related Persons may not hold Company Securities in margin accounts.  Investing in Company Securities provides an opportunity to share in the future growth of the Company.  Investment in the Company and sharing in the growth of the Company, however, does not mean short-range speculation based on fluctuations in the market.  Such activities may put the personal gain of the Covered Person or Related Person in conflict with the best interests of the Company and its securityholders.

Anyone may, of course, exercise options granted to them by the Company and, subject to the restrictions discussed in this Policy and other applicable Company policies, sell shares acquired through exercise of options.

F.Margin Accounts and Pledges

Securities held in a margin account or pledged as collateral for a loan may be sold by the broker without the securityholder’s consent if the securityholder fails to meet a margin call or by the lender in foreclosure if the securityholder defaults on the loan.  A margin or foreclosure sale that occurs when the securityholder is aware of material, nonpublic information may, under some circumstances, result in unlawful insider trading.  Because of this danger, Covered Persons and their Related Persons may not hold Company Securities in a margin account or pledge Company Securities as collateral for a loan.

G.Hedging Transactions

Hedging transactions involving the Company’s Securities, such as prepaid variable forward contracts, equity swaps, collars and exchange funds, or other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company’s equity securities, are prohibited by this Policy.  Such transactions allow the Employees, Directors, and Officers to continue to own the covered securities, but without the full risks and rewards of ownership.  When that occurs, the Covered Persons may no longer have the same objectives as the Company’s other stockholders.

.

I.Trading Window

In addition to being subject to all of the other limitations in this Policy, Covered Persons and their Related Persons may only buy or sell Company Securities in the public market during the period beginning two trading days after release of the Company’s earnings announcement for a fiscal quarter or year-end and continuing through the last day of the last month of the following fiscal quarter.  This Policy does not apply to the exercise of stock options other than “cashless exercises” as described above.  In addition, you should remember that even if the window is otherwise open, you cannot trade if you are in possession of material, nonpublic information, and you still must receive pre-clearance.

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From time to time, however, the Company, through the Compliance Officer, may close trading during a window period in the light of developments that could involve material, nonpublic information.  In these situations, the Compliance Officer will notify particular individuals that they should not engage in trading of Company securities (except as permitted under a Rule 10b5-1 plan as described below) and should not disclose to others the fact that the trading window has been closed.  If the relationship of an individual with the Company should terminate while such a notice is in effect, the prohibition will continue to apply until the Compliance Officer gives notice that the ban has been lifted.

J.Pre-arranged Trading Plans

Rule 10b5-1(c) under the Securities and Exchange Act of 1934, as amended, provides a defense from insider trading liability if trades occur pursuant to a pre-arranged “trading plan” that meets specified conditions.  Under this rule, if you enter into a binding contract, an instruction or a written plan that specifies the amount, price and date on which securities are to be purchased or sold, and if these arrangements are established at a time when you do not possess material, nonpublic information, then you may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when you have subsequently learned material, nonpublic information.  Arrangements under the rule may specify the amount, price and date through a formula or may specify trading parameters which another person has discretion to administer, but you must not exercise any subsequent discretion affecting the transactions, and if your broker or any other person exercises discretion in implementing the trades, you must not influence his or her actions and he or she must not possess any material, nonpublic information at the time of the trades.  Trading plans can be established for a single trade or a series of trades.  The Company prefers that your trading plan provide for trades quarterly during the window period.

It is important that you document the details of a trading plan properly.  Please note that, in addition to the requirements of a trading plan described above, there are a number of additional procedural conditions to Rule 10b5-1(c) that must be satisfied before you can rely on a trading plan as an affirmative defense against an insider trading charge.  These requirements include that you enter into the trading plan in good faith and not as part of a plan or scheme to evade Rule 10b-5 and has act in good faith with respect to trading plan, that you not modify your trading instructions while you possess material, nonpublic information and that you not enter into or alter a corresponding or hedging transaction or position.  Because this rule is complex, the Company recommends that you work with a broker and the Compliance Officer and be sure you fully understand the limitations and conditions of the rule before you establish a trading plan.

All trading plans must be reviewed and approved by the Compliance Officer before they are implemented.  The Compliance Officer maintains guidelines that all plans must meet in order to be considered for approval.  These guidelines include the requirement that plans only be entered into during a window period and that they must include a waiting period thereafter before the first trade pursuant to the trading plan. For directors and executive officers this waiting period is the later of 90 days after adoption or modification of a trading plan or two business days after filing the Form 10-K or Form 10-Q covering the fiscal quarter in which the trading plan was adopted, up to a maximum of 120 days. For other individuals, this waiting period is 30 days after adoption or modification of a trading plan.

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L.No Circumvention

No circumvention of this Policy is permitted.  Do not try to accomplish indirectly what is prohibited directly by this Policy.  The short-term benefits to an individual cannot outweigh the potential liability that may result when an employee is involved in the illegal trading of securities.

VI.Penalties for Insider Trading

Penalties for trading on or communicating material, nonpublic information are severe, both for individuals involved in such unlawful conduct and their employers.  A person can be subject to some or all of the penalties below even if he or she does not permanently benefit from the violation.  Penalties include:

•civil injunctions;

•treble damages;

•disgorgement of profits;

•jail sentences of up to 20 years and criminal fines of up to $5 million per violation;

•civil fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited;

•fines for the employer or other controlling/supervisory person of up to the greater of $1.2 million or three times the amount of the profit gained or loss avoided plus, in the case of entities only, a criminal penalty of up to $2.5 million; and

•criminal penalties up to 25 years in prison for knowingly executing a “scheme or artifice to defraud any person” in connection with any registered securities.

In addition, any violation of this Policy statement can be expected to result in serious sanctions by the Company, including dismissal of the persons involved.

VII.Acknowledgment

All Covered Persons must certify in writing that they have read and intend to comply with the procedures set forth in this Policy.  See Annex C.  Additionally, your broker-dealer will need to sign a Broker Instruction and Representation Letter in the event you establish a Rule 10b‑5(1) trading plan.  See Annex D.

VIII.Amendment; Waivers

The Board reserves the right to amend this Policy at any time.  The Board, a committee of the Board, and, in some circumstances, their designees, may grant a waiver of this Policy on a case-by-case basis, but only under special circumstances.

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